EXHIBIT 4.9

EMPLOYMENT AGREEMENT

          THIS EMPLOYMENT AGREEMENT (“Agreement”) is made and entered into as of July 15, 2005 by and between IsoTis SA (the “Company” or “IsoTis”) and Pieter Wolters (“Executive”).

          WHEREAS, Executive is currently employed by the Company and has been employed by the Company and its affiliates since 1997 and has served as the Company’s Chief Executive Officer since July 1, 2004;

          WHEREAS, the Company and Executive (the “Parties”) wish to ensure the Company’s access to Executive’s continued services, and the terms on which those services will be provided;

          THEREFORE, the Parties agree as follows:

1.       EMPLOYMENT

          The Company hereby employs Executive and Executive hereby accepts employment upon the terms and conditions set forth below.

2.       TERM

          2.1     Term.  The term of this Agreement shall commence on July 1, 2005 the (“Effective Date”), and shall continue on the terms and conditions set forth below, until Executive’s employment is terminated as provided in Section 5 (the “Term”).  Pursuant to and subject to the provisions of Section 9.3, this Agreement constitutes the entire agreement of the parties with respect to Executive’s employment and supercedes all prior agreements with respect to Executive’s employment.

3.       COMPENSATION

          3.1     Base Compensation.  Executive shall be paid a salary at the annual rate of $300,000 (the “Base Compensation”).  The Base Compensation shall be reviewed at least annually, and may be increased, but not decreased.  In the event that the Base Compensation is increased, the new salary shall be the Base Compensation for purposes of this Agreement thereafter.

          3.2     Bonus Compensation.  The Compensation Committee of the Board of Directors of the Company (the “Compensation Committee”), or its designee, shall review Executive’s performance on an annual basis and based on a recommendation by the Compensation Committee, the Board of Directors shall cause the Company to award Executive a cash bonus (a) for 2005, in an amount up to 50% of Executive’s Base Compensation, provided the Company achieves the performance goals set forth on Schedule A hereto, which performance shall be determined by the Compensation Committee or its designee in its sole and exclusive discretion, and (b) for 2006 and subsequent years, such amount which the Board of Directors determines in its sole and absolute discretion based upon the recommendation of the Compensation Committee or its designee.

          3.3     Benefits.  The Executive shall be entitled to participate in all pension, 401(k) and other employee plans and benefits in accordance with the terms of such plans or policies as may be in effect from time to time.  The Company shall, for 2005, continue to pay the monthly premiums on Executive’s JMP Pension Policy (Policy No. 3323691).

          3.4     Automobile Allowance.  The Company shall provide Executive with an automobile allowance of five hundred ($500) dollars per month during the term of Executive’s employment hereunder.

          3.5     Method of Payment.  The monetary compensation payable and any benefits due to Executive hereunder may be paid or provided in whole or in part, from time to time, by the Company and/or its respective parents, subsidiaries and affiliates, but shall at all times remain the responsibility of the Company.

4.       POSITION AND DUTIES

          4.1     Position or Duties.  Executive shall serve as President and Chief Executive Officer and shall have such authority and duties customary for a President and Chief Executive Officer as set forth in the Company’s Organizational Rules.  Executive shall report directly to the Company’s Board of Directors.

          4.2     Devotion of Time and Effort.  Executive shall use Executive’s good faith best efforts and judgment in performing Executive’s duties as required hereunder and to act in the best interests of the Company.  Executive shall devote all of his business time, attention and energies to the business of the Company.

          4.3     Other Activities.  Executive may engage in other activities for Executive’s own account while employed hereunder, including without limitation, charitable, community and other business activities, provided that in the judgment of the Board of Directors of the Company (the “Board”) such other activities do not materially interfere with the performance of Executive’s duties hereunder, and do not violate Sections 6 and 7.  With regard to any other businesses or activities, Executive shall notify the Board to address all such activities and shall not begin such activities until Executive receives written approval from the Board.  This restriction shall not apply to Executive’s passive investment in less than one (1)  percent of the publicly traded securities of a publicly traded entity.

          4.4     Vacation.  Executive shall be entitled to four (4) weeks paid vacation annually.  Such vacation shall be subject to the Company’s policies concerning accrual, use and scheduling of vacation, as such policies may be in effect from time to time.

          4.5     Business Expenses.  Executive shall be entitled to reimbursement of reasonable business expenses in accordance with Company policies, as they may be in effect from time to time.  Expenses shall be reviewed by the Chairman of the Company’s Audit Committee at least every six months.

5.       TERMINATION

          5.1     Due to Death.  Executive’s employment shall terminate as of the date of his/her death.

          5.2     Due to Disability.  The Company may terminate Executive’s employment if he/she becomes “disabled”, as defined below, upon written notice to Executive.  For purposes of this Agreement, the term “Disability” shall mean a physical or mental incapacity as a result of which Executive becomes unable to continue to perform the essential functions of the job with or without accommodation hereunder for six consecutive calendar months or for shorter periods aggregating 180 business days in any 12 month period, or, if this provision is inconsistent with any applicable law, to the extent not prohibited by law.

          5.3     By the Company Without “Cause”. The Company may terminate Executive’s employment without “Cause” as defined in Section 5.5 below at any time following the Effective Date, upon written notice to Executive.

          5.4     By Executive Without “Good Reason”.  Executive may terminate his/her employment hereunder without Good Reason, as defined in Section 5.6 below, at any time upon written notice to the Company.

          5.5     By The Company For Cause.  The Company may terminate Executive’s employment for “Cause” at any time, upon written notice to Executive.  For purposes of this Agreement, “Cause” shall mean:

                    (a)     Executive’s conviction of or plea of nolo contender to a felony or any crime involving moral turpitude;

                    (b)     Executive’s commission of any act of theft, embezzlement or misappropriation against the Company;

                    (c)     Executive’s failure to substantially perform Executive’s duties hereunder (other than such failure resulting from Executive’s incapacity due to physical or mental illness), which failure is not remedied within thirty (30) days after written demand for substantial performance is delivered by the Company which specifically identifies the manner in which the Company believes that Executive has not substantially performed Executive’s duties; or

                    (d)     Executive’s material breach of his obligations under this Agreement, which breach is not remedied within thirty (30) days after written notice is delivered by the Company which specifically identifies the breach that the Company believes has occurred.

          5.6     By Executive For Good Reason.  Executive may terminate his employment for good reason upon at least thirty (30) days prior written notice to the Company.  For purposes of this Agreement, “Good Reason” shall mean the Company’s material breach of the salary and benefit obligations hereunder and either such breach is incurable or, if curable, has not been cured within fifteen (15) days following receipt of written notice by Executive to the Company of such breach by the Company.  Executive shall be deemed to have waived Executive’s right to terminate for “good reason” with respect to a breach if Executive does not notify the Company in writing of such breach within fifteen (15) days of such breach, or, if such breach is not immediately known to him, and could not reasonably be expected to be know by him, within fifteen (15) days of his discovery of such breach.  Following a Change in Control, as defined below, “Good Reason” shall also mean: (a) a material reduction in the authority of Executive; (b) a change in Executive’s title; (c) Executive’s primary reporting relationship being changed such that Executive no longer reports to a person or person of the same level of authority in the Company; or (d) a relocation of Executive’s primary office to a location more than 80 miles from Irvine, California, without Executive’s prior written consent.  The fact that the Company becomes a subsidiary of another entity, or that the Company’s status changes from publicly-traded to privately-held, as a result of the Change in Control, shall not, by itself, constitute a material reduction in the authority of Executive, an adverse change in Executive’s title, or Executive’s primary reporting relationship being changed such that Executive no longer reports to a person or person of the same level of authority in the Company.  In addition, provided that Executive remains employed by the Company for one (1) year following a Change in Control, during the thirty (30) days following the first anniversary of the Change in Control, if Executive elects to terminate his employment with the Company for any reason or no reason, he shall be deemed to have “Good Reason”.

          5.7     Severance Payment.  In the event Executive’s employment terminates pursuant to Sections 5.1 (Death), 5.4 (Without Good Reason), or 5.5 (For Cause), Executive (or Executive’s estate, as applicable) shall have the right to receive Executive’s compensation as otherwise provided under this Agreement through the effective date of termination.  Executive shall have no further right to receive compensation, benefits or other consideration from the Company, and Executive shall not be entitled to any severance payments or benefits, except as required by applicable law.  In the event that Executive’s employment is terminated pursuant to Section 5.2 (Due to Disability), Section 5.3 (Without Cause), or Section 5.6 (For Good Reason), Executive shall continue to render services to the Company pursuant to this Agreement until the date of termination and shall continue to receive compensation, as provided in this Agreement, through the termination date.  Thereafter, Executive shall be entitled to severance pay and benefits as set forth in subparagraph (a) through (c) below, provided that Executive executes and delivers (and does not revoke, if a revocation period is required by law) a general release of claims in a form acceptable to the Company in its sole and absolute discretion, and is not in material breach of any of the provisions of this Agreement.

                    (a)     Amount.  In addition to other compensation payable to Executive for services rendered through the termination date, the Company shall pay executive no later than the date of such termination date, as a single severance payment, an amount equal to the sum of (i) twenty-four times Executive’s highest monthly Base Compensation paid hereunder during the preceding twenty-four month period plus (ii) one times the average annual bonus (excluding any bonus payment deemed by the Compensation Committee in its sole discretion to be “Special Bonus”) received by the Executive during the preceding twenty-four month period (collectively, the “Severance Amount”).  Notwithstanding the forgoing, payment of all or a portion of the Severance Amount shall be delayed to the extent necessary to comply with Section 409A of the Internal Revenue Code (the “Code”).

                    (b)     Vesting.  In addition to the Severance Payments, in the event that Executive’s employment is terminated pursuant to Section 5.1 (Death), Section 5.2 (Due to Disability), Section 5.3 (Without Cause), or Section 5.6 (For Good Reason), any unvested options or restricted stock of the Company held by the Executive shall immediately vest and be exercisable and will continue to be exercisable for three months, after which time they will terminate.

                    (c)     Benefits.  In addition to the Severance Payments and the Vesting, provided that Executive is eligible for and timely elects COBRA health care coverage continuation, the Company shall reimburse Executive (upon Executive providing proof of payment satisfactory to the Company) for the portion of the COBRA premium equal to the difference between the COBRA premium and Executive’s monthly contribution towards health care benefits immediately prior to the date of termination, for Executive to continue his (and, if applicable, his family’s) health care coverage, which was in effect as of the date of termination for up to eighteen (18) months from the date of termination but only until Executive becomes eligible for health care benefits (similar to such health care benefits received by Executive immediately prior to the date of termination) from any other employer, provided that Executive (and, if applicable, his family) remains eligible for such coverage (the “Severance Benefits”).  Notwithstanding the foregoing, the Company’s payment of portions of the COBRA premium shall be delayed to the extent necessary to comply with Section 409A of the Code.  In addition to the Severance Payments, the Vesting and the Severance Benefits to which Executive may be entitled, in the event this Agreement shall terminate pursuant to Section 5.1 (Death), Section 5.2 (Due to Disability), Section 5.4 (Without Cause), or Section 5.6 (For Good Reason), the Company shall reimburse Executive for expenses related to relocating Executive and members of his immediate family (and their personal belongings) to a location in Europe, up to $25,000.

          5.8     Change in Control.

          For purposes of this Agreement, a “Change in Control” shall mean the occurrence of any of the following events:

                    (a)     the individuals constituting the Board as of the Effective Date (the “Incumbent Board”) cease for any reason to constitute at least two-thirds (2/3rds) of the Board; provided, however, that if the election, or nomination for election by the Company’s stockholders, of any new director was approved by a vote of at least two-thirds (2/3rds) of the Incumbent Board, such new director shall be considered a member of the Incumbent Board; or

                    (b)     an acquisition of any voting securities of the Company (the “Voting Securities”) by any “person” (as the term “person” is used for purposes of Section 13(d) or Section 14(d) of the Securities Exchange Act of 1934, as amended (the “1934 Act”)) immediately after which such person has “beneficial ownership” (within the meaning of Rule 13d-3 promulgated under the 1934 Act) (“Beneficial Ownership”) of thirty five (35) percent or more of the combined voting power of the Company’s then outstanding Voting Securities; or

                    (c)     approval by the stockholders of the Company of:

                              (i)     a merger, consolidation, share exchange or reorganization involving the Company, unless

                    (A)     the stockholders of the Company, immediately before such merger, consolidation, share exchange or reorganization, own, directly or indirectly immediately following such merger, consolidation, share exchange or reorganization, at least sixty-five (65) percent of the combined voting power of the outstanding voting securities of the corporation that is the successor in such merger, consolidation, share exchange or reorganization (the “Surviving Company”) in substantially the same proportion as their ownership of the Voting Securities immediately before such merger, consolidation, share exchange or reorganization; provided, however, that a merger, consolidation, share exchange or reorganization of the Company shall not constitute a Change in Control if such merger, consolidation, share exchange or reorganization of the Company is approved by the Board and is recommended by Executive to the Board for its approval; and

                    (B)     the individuals who were members of the Incumbent Board immediately prior to the execution of the agreement providing for such merger, consolidation, share exchange or reorganization constitute at least two-thirds (2/3rds) of the members of the board of directors of the Surviving Company; or

                              (ii)     a complete liquidation or dissolution of the Company; or

                              (iii)     an agreement for the sale or other disposition of all or substantially all of the assets of the Company.

          5.9     Certain Additional Payments.

                    (a)     Anything in this Agreement to the contrary notwithstanding and except as set forth below, in the event it shall be determined that any Payment would be subject to the Excise Tax, then the Executive shall be entitled to receive an additional payment (a “Gross-Up Payment”) in an amount equal to the Excise Tax imposed upon the Payments, but not any Excise Tax resulting from the receipt of any Gross-Up Payment.

                    (b)     Subject to the provisions of Section 5.9(c), all determinations required to be made under this Section 5.9, including whether and when a Gross-Up Payment is required and the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by the nationally recognized certified public accounting firm used by the Company immediately prior to the Change in Control or, if such firm declines to serve, such other nationally recognized certified public accounting firm as may be designated by the Executive (the “Accounting Firm”) which shall provide detailed supporting calculations both to the Company and the Executive within 15 business days of the receipt of notice from the Executive that there has been a Payment, or such earlier time as is requested by the Company.  All fees and expenses of the Accounting Firm shall be borne solely by the Company.  Subject to Section 5.9(e) below, any Gross-Up Payment, as determined pursuant to this Section 5.9, shall be paid by the Company to the Executive within five days of the receipt of the Accounting Firm’s determination.  Any determination by the Accounting Firm shall be binding upon the Company and the Executive.  For purposes of making the calculations required by this Section 5.9, the Accounting Firm may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good-faith interpretations concerning the application of Sections 280G and 4999 of the Internal Revenue Code (the “Code”).  As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Gross-Up Payments which will not have been made by the Company should have been made (“Underpayment”), consistent with the calculations required to be made hereunder.  In the event that the Company exhausts its remedies pursuant to Section 5.9(c) and the Executive thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Company to or for the benefit of the Executive.

                    (c)     The Executive shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of the Gross-Up Payment.  Such notification shall be given as soon as practicable but no later than ten business days after the Executive is informed in writing of such claim and shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid.  The Executive shall not pay such claim prior to the expiration of the 30-day period following the date on which it gives such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due).  If the Company notifies the Executive in writing prior to the expiration of such period that it desires to contest such claim, the Executive shall:

                              (i)     give the Company any information reasonably requested by the Company relating to such claim,

                              (ii)     take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company,

                              (iii)    cooperate with the Company in good faith in order effectively to contest such claim, and

                              (iv)    permit the Company to participate in any proceedings relating to such claim;

provided, however, that the Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold the Executive harmless, on an after-tax basis, for any Excise Tax or income tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expenses.  Without limitation on the foregoing provisions of this Section 5.9(c), the Company shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct the Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and the Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; provided, however, that if the Company directs the Executive to pay such claim and sue for a refund, the Company shall advance the amount of such payment to the Executive, on an interest-free basis and shall indemnify and hold the Executive harmless, on an after-tax basis, from any Excise Tax or income tax (including interest or penalties with respect thereto) imposed with respect to such advance or with respect to any imputed income with respect to such advance; and further provided that any extension of the statute of limitations relating to payment of taxes for the taxable year of the Executive with respect to which such contested amount is claimed to be due is limited solely to such contested amount.  Furthermore, the Company’s control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and the Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

                    (d)     If, after the receipt by the Executive of an amount advanced by the Company pursuant to Section 5.9(c), the Executive becomes entitled to receive any refund with respect to such claim, the Executive shall (subject to the Company’s complying with the requirements of Section 5.9(c)) promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto).  If, after the receipt by the Executive of an amount advanced by the Company pursuant to Section 5.9(c), a determination is made that the Executive shall not be entitled to any refund with respect to such claim and the Company does not notify the Executive in writing of its intent to contest such denial of refund prior to the expiration of 30 days after such determination, then such advance shall be forgiven and shall not be required to be repaid in an amount equal to the Gross-Up Payment that the Company would otherwise be required to pay, and the balance of the amount advanced shall be repaid to the Company by Executive within sixty (60) days of such determination.

                    (e)     Notwithstanding any other provision of this Section 5.9, the Company may withhold and pay over to the Internal Revenue Service for the benefit of the Executive all or any portion of the Gross-Up Payment that it determines in good faith that it is or may be in the future required to withhold, and the Executive hereby consents to such withholding.

                    (f)     Definitions.  The following terms shall have the following meanings for purposes of this Section 5.9.

(i) “Excise Tax” shall mean the excise tax imposed by Section 4999 of the Code, together with any interest or penalties imposed with respect to such excise tax.

                    (ii)     A “Payment” shall mean any payment or distribution in the nature of compensation (within the meaning of Section 280G(b)(2) of the Code) to or for the benefit of the Executive, whether paid or payable pursuant to this Agreement or otherwise.

          5.10     Vesting Upon Change in Control.

          Notwithstanding the provisions of any plan or agreement to the contrary, upon a Change in Control, all unvested stock options held by Executive shall be fully vested and exercisable, and all restricted stock held by Executive shall be fully vested.  Except as expressly set forth in this Section 5.10, such stock options and restricted stock shall be subject to the terms of the plans and agreements under which they were issued.

6.       CONFIDENTIALITY

          During the Term, Executive will have access to and become acquainted with various information relating to the Company’s business operations, including customer (meaning a broker or borrower) lists, customer files, marketing data, business plans, strategies, employee lists, contracts, financial records and accounts, projections and budgets, and similar information.  Executive agrees that to the extent such information is not generally known to or available to the public and/or the industry, and gives the Company an advantage over competitors who do not know of or use such information, such information and documents constitute “Confidential Information” of the Company.  Executive further agrees that any documents relating to the business of the Company, whether they are prepared by Executive or come into Executive’s possession in any other way, are owned by the Company, shall remain the exclusive property of the Company, and must be returned to the Company upon termination of employment.  Executive shall not use any Confidential Information of the Company, directly or indirectly, for Executive’s own benefit, or the benefit of any person or entity other than the Company, nor shall Executive disclose Confidential Information to any person or entity other than the Company and its employees, either during the Term or at any time thereafter, except as may be appropriate for Executive to perform his duties as an employee, officer and/or director, directly or indirectly, of the Company.  In the event Executive violates this provision during any period in which he is receiving severance under Section 5.7 of this Agreement, in addition to any other remedies the Company may have, the Company may terminate the Severance Payments, Vesting and Severance Benefits under Section 5.7.

7.       NON-SOLICITATION/NON-COMPETITION

          7.1     Non-Solicitation.  For a period of one year following the date Executive’s employment hereunder is terminated, Executive shall not solicit or induce any of the Company’s employees, agents or independent contractors to end their relationship with the Company, or recruit, solicit or otherwise induce any such person to perform services for Executive, or any other person, firm or company.  The restrictions set forth in this Section 7 shall not apply if Executive’s employment is terminated pursuant to Section 5.3, 5.6 or 5.8.

          7.2     Non-Competition.  Executive acknowledges that IsoTis does business throughout the world.  During the Term, and, if Executive is receiving severance under Section 5.7 of this Agreement, for the one-year period after the Term, Executive shall not, directly or indirectly, serve as an employee, consultant, officer, director, lender, investor, shareholder, partner, manager or member of any person or entity, or own or act as a sole proprietor of a business that engages in the production of natural or synthetic bone regeneration products, or similar business, during that period in any County of the State of California, any of the States of the United States of America or any country in Europe, other than the Company or its affiliates, or as approved in advance in writing by the Board; provided, however, that ownership of less than one (1) percent of the publicly traded securities of any publicly traded entity shall not violate this provision.  In the event Executive violates this provision during any period in which he is receiving severance under Section 5.7 of this Agreement, in addition to any other remedies the Company may have, the Company may terminate the Severance Payments, Vesting and Severance Benefits under Section 5.7.  Executive acknowledges that these restrictions shall not prevent or unduly restrict Executive from practicing his profession, or cause him economic hardship.

8.       ARBITRATION AGREEMENT

          8.1     Claims Subject to Arbitration.  Any controversy, dispute or claim between Executive and the Company, or its parents, subsidiaries, affiliates and any of their officers, directors, agents or other employees, shall be resolved by binding arbitration, at the request of either party.

          The arbitrability of any controversy, dispute or claim under this policy shall be determined by application of the substantive provisions of the Federal Arbitration Act (9 U.S.C. sections 1 and 2) and by application of the procedural provisions of the California Arbitration Act, except as provided herein.  Arbitration shall be the exclusive method for resolving any dispute and all remedies available from a court of competent jurisdiction shall be available; provided, however, that either party may request provisional relief from a court of competent jurisdiction, as provided in California Code of Civil Procedure Section 1281.8, if such relief is not available in a timely fashion through arbitration.

          The claims which are to be arbitrated include, but are not limited to any Claim arising out of or relating to this Agreement or the employment relationship between Executive and the Company, claims for wages and other compensation, claims for breach of contract (express or implied), claims for violation of public policy, wrongful termination, tort claims, claims for unlawful discrimination and/or harassment (including, but not limited to, race, religious creed, color, national origin, ancestry, physical disability, mental disability, gender identity or expression, medical condition, marital status, age, pregnancy, sex or sexual orientation) to the extent allowed by law, and claims for violation of any federal, state, or other government law, statute, regulation, or ordinance, except for claims for workers’ compensation and unemployment insurance benefits.  This Agreement shall not be interpreted to provide for arbitration of any dispute that does not constitute a claim recognized under applicable law.

          8.2     Selection of Arbitrator.  The Executive and the Company will select a single neutral arbitrator by mutual agreement.  If the Executive and the Company are unable to agree on a neutral arbitrator within thirty (30) days of a demand for arbitration, either party may elect to obtain a list of arbitrators from the Judicial Arbitration and Mediation Service (“AMS”) or the American Arbitration Association (“AAA”), and the arbitrator shall be selected by alternate striking of names from the list until a single arbitrator remains.  The party initiating the arbitration shall be the first to strike a name.

          8.3     Demand for Arbitration.  The demand for arbitration must be in writing and must be made by the aggrieved party within the statute of limitations period provided under applicable State and/or Federal law for the particular claim(s).  Failure to make a written demand within the applicable statutory period constitutes a waiver of the right to assert that claim in any forum.

          8.4     Location of Arbitration.  Arbitration proceedings will be held in Orange County, California.

          8.5     Choice of Law.  The arbitrator shall apply applicable State and/or Federal substantive law to determine issues of liability and damages regarding all claims to be arbitrated, and shall apply the California Evidence Code to the proceeding.

          8.6     Discovery.  The parties shall be entitled to conduct reasonable discovery and the arbitrator shall have the authority to determine what constitutes reasonable discovery.  The arbitrator shall hear motions for summary judgment/adjudication as provided in the California Code of Civil Procedure.

          8.7     Written Opinion and Award.  Within thirty days following the hearing and the submission of the matter to the arbitrator, the arbitrator shall issue a written opinion and award which shall be signed and dated.  The arbitrator’s award shall decide all issues submitted by the parties, and the arbitrator may not decide any issue not submitted.  The opinion and award shall include factual findings and the reasons upon which the decision is based.  The arbitrator shall be permitted to award only those remedies in law or equity which are requested by the parties and allowed by law.

          8.8     Appeals.  The final award may be appealed to another arbitrator who will be chosen by the parties in the same manner as the original arbitrator.  All the rules governing judicial appeals of judgments from the Superior Court of the State of California shall apply to any appeal of this award, including but not limited to the time frames, deadlines and the standards of review.

          8.9     Costs of Arbitration.  The cost of the arbitrator and other incidental costs of arbitration that would not be incurred in a court proceeding shall be borne by the Company.  The parties shall each bear their own costs and attorneys’ fees in any arbitration proceeding, provided, however, that the arbitrator shall have the authority to require either party to pay the costs and attorneys’ fees of the other party to the extent permitted under applicable federal or state law, as a part of any remedy that may be ordered.

          8.10    Waiver of Right to Jury.  Both the Company and Executive understands that by using arbitration to resolve disputes they are giving up any right that they may have to a judge or jury trial with regard to all issues concerning employment or otherwise covered by this Section 8.

9.       GENERAL PROVISIONS

          9.1     Assignment; Binding Effect.  Neither the Company nor Executive may assign, delegate or otherwise transfer this Agreement or any of their respective rights or obligations hereunder without the prior written consent of the other party.  Any attempted prohibited assignment or delegation shall be void.  This Agreement shall be binding upon and inure to the benefit of any permitted successors or assigns of the parties and the heirs, executors, administrators and/or personal representatives of Executive.

          9.2     Notices.  All notices, requests, demands and other communications that are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given when received if personally delivered; when transmitted if transmitted by telecopy, electronic or digital transmission method with electronic confirmation of receipt; the day after it is sent, if sent for next-day delivery to a domestic address by recognized overnight delivery service (e.g.,  FedEx); and upon receipt, if sent by certified or registered mail, return receipt requested.

  In each case notice shall be sent to:

If to the Company:	IsoTis SA
2 Goodyear
Irvine, CA 92618
Attention: Chairman, Compensation Committee
Facsimile: (949) 595-8711

If to Executive:	Pieter Wolters
c/o IsoTis SA
2 Goodyear
Irvine, CA 92618
Phone: (949) 855-7118
Fax: (949) 585-8717

          Any party may change its address for the purpose of this Section 9.2 by giving the other party written notice of its new address in the manner set forth above.

          9.3     Entire Agreement.  This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof, and supersedes all prior agreements; provided, however, that this Agreement shall supplement, not supercede, any prior agreements concerning the Confidential Information, Trade Secrets or other intellectual property of the Company, and any conflicts or inconsistencies between such agreements shall be resolved so that the provision providing greater rights to the Company shall prevail.

          9.4     Amendments; Waivers.  This Agreement may be amended or modified, and any of the terms and covenants may be waived, only by a written instrument executed by the parties hereto, or, in the case of a waiver, by the party waiving compliance.  Any waiver by any party in any one or more instances of any term or covenant contained in this Agreement shall neither be deemed to be nor construed as a further or continuing waiver of any such term or covenant of this Agreement.

          9.5     Provisions Severable.  In case any one or more provisions of this Agreement shall be invalid, illegal or unenforceable, in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not, in any way, be affected or impaired thereby.  If any provision hereof is determined by any court of competent jurisdiction to be invalid or unenforceable by reason of such provision extending the covenants and agreements contained herein for too great a period of time or over too great a geographical area, or being too extensive in any other respect, such provision shall be interpreted to extend only over the maximum period of time and geographical area, and to the maximum extent in all other respects, as to which it is valid and enforceable, all as determined by such court in such action.

          9.6     Attorney’s Fees.  If any legal action, arbitration or other proceeding, is brought for the enforcement of this Agreement, or because of an alleged dispute, breach or default in connection with any of the provisions of this Agreement, each of the parties hereto shall be responsible for payment of their own attorneys’ fees and other costs incurred by them in that action or proceeding, without regard to whomever is the prevailing party in such action or proceeding with respect to such claims, except as otherwise provided in Section 8.

          9.7     Governing Law.  This Agreement shall be construed, performed and enforced in accordance with, and governed by the laws of the State of California without giving effect to the principles of conflict of laws thereof.

          9.8     Non-Disparagement.  During his/her employment and thereafter, Executive agrees to represent the Company in a positive light and not to disparage or in any other way communicate to any person or entity any negative information or opinion concerning the Company, its parents, subsidiaries and affiliates, or any of their partners, members, shareholders, officers, directors, employees or agents, or any of them.   This provision shall not prohibit Executive from making any statements or taking any actions required by law, or reporting any actions or inactions Executive believes to be unlawful.  This provision shall not be interpreted to require or encourage Executive to make any misrepresentations.

          9.9     Return of Property.  Upon termination of Executive’s employment, Executive shall return to the Company any and all company property, materials, or equipment in his or her possession, including, without limitation, Company property described in Section 6.

          9.10    Cooperation.  During Executive’s employment with the Company and thereafter,  Executive agrees to cooperate with Employer and Employer’s agents, accountants and attorneys concerning any matter with which Executive was involved during his/her employment.  Such cooperation shall include, but not be limited to, providing information to, meeting with and reviewing documents provided by Employer and Employer’s agents, accountants and attorneys during normal business hours or other mutually agreeable hours upon reasonable notice and to make himself/herself available for depositions and hearings, if necessary and upon reasonable notice.  If Executive’s cooperation is required after the termination of Executive’s employment, the Company shall reimburse Executive for any out of pocket expenses incurred in and any wages lost by Executive for time spent performing his/her obligations hereunder.

          9.11    Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which shall constitute the same instrument.

          9.12    Headings.  The headings contained in this Agreement are provided solely for the Parties’ convenience and shall not be deemed to alter the meaning of the text of the Agreement.

          9.13    Survival.  Sections 6, 7, 8,  and 9 shall survive the termination of this Agreement.

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date first written above.

THE COMPANY:

IsoTis SA,
a Swiss corporation

By:	/s/ James S. Trotman	July 15, 2005
Date
James S. Trotman
Its:	Chairman

EXECUTIVE:

	/s/ Pieter Wolters	July 15, 2005
Date
Pieter Wolters